Table 2: Change in Financial Performance Since 1998

($ in millions)

	April 29, 1998(xii)	Adjusted April 29, 1998(xiii)	ProForma May 3, 2006E(xiv)	Underlying Change in Performance
Net Revenue	$9,209	$8,742	$8,400	• $342 million decrease in revenue. Revenue decline in recent years would have been worse, without considerable help from foreign currency gains.

Gross Profit	$3,534	$3,066	$3,142
% of Net Revenue	38.4%	35.1%	37.4%

SG&A	$2,026	$1,559	$1,831	• $273 million increase in SG&A and a 400 basis point increase in SG&A as a percentage of net revenue.
% of Net Revenue	22.0%	17.8%	21.8%

EBIT	$1,508	$1,508	$1,310	• $197 million decrease in EBIT and a 160 basis point decrease in EBIT margin.
% of Net Revenue	16.4%	17.2%	15.6%

EBITDA	$1,821	$1,821	$1,560	• $261 million decrease in EBITDA and a 230 basis point decrease in EBITDA margin despite multiple restructurings and divestitures.
% of Net Revenue	19.8%	20.8%	18.6%

EPS	$2.15	$2.15	$2.13	• Virtually no change in EPS, the most directly comparable measure of the change in underlying performance during this period.

Net Capital Investment (1999-2006E(xv))
Capital Expenditures				$2,222
Acquisitions				3,478
Proceeds from Divestitures(xvi)				(4,551)
Total Writedowns, Costs and Charges from Restructurings(xvii)				1,942

Total Net Capital Investment	$3,090

Source: Historical results based on the Heinz Annual Reports on Form 10-K for the periods ended April 29, 1998 and May 1, 2002, Company press releases and Trian estimates for the adjusted period.  Pro forma fiscal 2006 results based on Trian estimates and Heinz's analyst presentation dated June 1, 2006.

xiv	Based on Heinz's analyst presentation dated June 1, 2006.